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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR [_] Form N-CEN

For Period Ended: September 30, 2019
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
[_] Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fresh Promise Foods, Inc.
Full Name of Registrant

Former Name if Applicable

3416 Shadybrook Drive
Address of Principal Executive Office (Street and Number)

Midwest City, Oklahoma 73110
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

Fresh Promise Foods, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the nine months ended September 30, 2019 (the “Form 10-Q”) because it requires additional time to finalize its financial statements to be filed as part of the 2019 Form 10-Q. The Company plans to file its Form 2019 10-Q no later than the five calendar day after its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joe E. Poe, Jr.	(561)	703-4659
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [_] NO [X]

June 30, 2019, March 31, 2019 and December 31, 2018

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [_] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FRESH PROMISE FOODS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	11/04/2019	By:	/s/ Joe E. Poe, Jr.
Joe E. Poe, Jr.
Principal Executive Officer
Fresh Promise Foods, Inc.